

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Constellation Energy Partners LLC
1801 Main Street, Suite 1300
Houston, TX 77002

>   **Re: Constellation Energy Partners LLC**
>   **Registration Statement on Form S-4**
>   **Filed August 28, 2014**
>   **File No. 333-198440**

Dear Mr. Brunner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   The Plan of Conversion appears to be subject to Rule 13e-3, because it involves a solicitation of proxies subject to Regulation 14A by an issuer in connection with a reorganization or similar corporate transaction of the issuer, and it will produce the effects described in Rule 13e-3(a)(3)(ii). Furthermore, the exception set forth in Rule 13e-3(g)(2) does not appear to be available, because unitholders are not being offered common stock, or an equity security that has substantially the same rights as the common units of the Company. Given these circumstances, please advise how you determined that the Plan of Conversion is not subject to Rule 13e-3. The fact that Sanchez LP will have reporting obligations with respect to its own common units does not impact this analysis. In your response, please include a chart or charts depicting the conversion graphically, and consider including this material in your proxy statement/prospectus.

Background of the Conversion and Relationship with SOG, page 11

2.   We note disclosure that on August 25, 2014, the conflicts committee of your board of managers approved the Plan of Conversion. Despite the special interests of Sanchez Oil & Gas Corporation and its affiliates in the conversion, there is no disclosure of the involvement of these entities in the proposal, planning or deliberation regarding the conversion, and the Regulation 13D-G filings of these entities do not appear to disclose any plans or proposals regarding the conversion. Please advise us of the involvement of these entities in the plan, and revise all disclosure accordingly.

Risk Factors, page 15

Risks Inherent in an Investment in Sanchez LP Common Units, page 16

Our general partner and its affiliates, including SOG, SP Holdings and SEPI, will have conflicts of interest with us …, page 16

3.   We note your statement on page 17 that "[o]ur general partner will determine which costs incurred by it are reimburseable by us." We also note disclosure later in the filing, for example on page 38, stating that your partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Please enhance your disclosure in the risk factor by discussing the absence of a limit on reimbursement.

Cash Distribution Policy and Restrictions on Distributions of Sanchez LP, page 38

4.   We note your statement that "[i]t is our intent to distribute at least the minimum quarterly distribution of $0.05 per unit ($0.20 per unit on an annualized basis) on all of our units to the extent that we generate sufficient earnings," and similar statements elsewhere in your filing. In view of the fact that the company has not generated earnings in recent historical periods, please explain the basis for setting the minimum quarterly distribution at $0.05 per unit. Also explain when you anticipate beginning to pay the minimum quarterly distributions. If the projected amount of minimum quarterly distributions is based on anticipated future events, please clarify the nature of those events. For example, we note the discussion in your earnings call for the second quarter of 2014, held on August 15, 2014, regarding anticipated "dropdown transactions with affiliates of SOG" and an anticipated "large-scale recapitalization in 2015."

5.   We note your statement on page 39 that "[t]he payment of the full minimum quarterly distribution on all of the common units to be outstanding upon consummation of the Conversion based on the number of units of the Company outstanding as of August 18, 2014 would require us to have earnings providing amounts available for distribution of approximately $1.5 million per quarter, or $5.9 million per year." Please enhance your

disclosure by stating that the company would not have had earnings available for distribution in recent historical periods, and the approximate amount of the shortfall. Also, please add appropriate risk factor disclosure.

Exhibits 5.1 and 8.1

6.   Please provide executed versions of the legality and tax opinions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief